Exhibit 99.8

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

Project Number: 2US043.004

Vancouver, B.C.

To:

Ontario Securities Commission

Alberta Securities Commission

Autorite des Marches Financiers

British Columbia Securities Commission

United States Securities and Exchange Commission

CONSENT OF QUALIFIED PERSON

I, Carl Kottmeier, P.Eng., MBA, do hereby consent to the public filing by Sierra Metals Inc. (the “Company”) of the technical report titled “NI 43-101 Technical Report on Resources and Reserves, Yauricocha Mine, Yauyos Province, Peru” dated January 17, 2020, with an effective date of October 31, 2019 (the “Technical Report”).

Dated this 17th day of January 2020.

“Carl Kottmeier”
Carl Kottmeier, P. Eng., MBA
Principal Consultant - Mining